VIA EDGAR

April 26, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Viking Holdings Ltd (the “Company”)

Registration Statement on Form F-1, as amended (File No. 333-278515)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed initial public offering of ordinary shares, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:30 pm (ET) on April 30, 2024, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 22, 2024, through the date hereof:

Preliminary Prospectus dated April 22, 2024:

Approximately 600 copies to prospective underwriters, institutional investors, dealers and others

We also advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters and dealers that they have complied, and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

BOFA SECURITIES, INC.

By:	/s/ Filo Fiorani
	Name:	Filo Fiorani
	Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Manoj Vemula
	Name:	Manoj Vemula
	Title:	Executive Director

[Signature Page to Acceleration Request by Underwriters]